[redacted]

08027044

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53232

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pointe Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4800 T-Rex Avenue, Suite 100
(No. and Street)

Boca Raton (City) Florida (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel R. Levene (561) 208-4466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Piaker & Lyons
(Name – *if individual, state last, first, middle name*)

572 South Salina Street (Address) Syracuse (City) New York (State) 13202 (Zip Code)

PROCESSED
MAR 1 0 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 27 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel R. Levene, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pointe Capital, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAUL H. CHUZI
MY COMMISSION # DD 520139
EXPIRES: June 18, 2010
Bonded Thru Budget Notary Services

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

SEC
Mail Processing
Section

FEB 27 2008

Washington, DC
100

REPORT OF INTERNAL CONTROL STRUCTURE REQUIRED BY SEC. RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC. RULE 15c3-3.

To the Board of Directors
Pointe Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Pointe Capital, Inc. (the "Company") for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

572 South Salina Street • Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, by not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment, accounting systems, control procedures, or procedures for safeguarding securities and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Pointe Capital, Inc. for the year ended December 31, 2007, and this report does not affect our report thereon dated February 26, 2008.

Accounting Functions

The number of personnel handling accounting transactions, in general, limits the overall effectiveness of internal accounting control due to the lack of segregation of duties and responsibilities in the same areas of the accounting function. Management must remain aware of this limitation and monitor cash receipts and disbursements to insure that no unusual transactions are occurring and going undetected.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the matters described in the preceding paragraphs, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the New York State Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
February 26, 2008

POINTE CAPITAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2007

CONTENTS

POINTE CAPITAL, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2007

Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Pointe Capital, Inc.

We have audited the accompanying statements of financial condition of **POINTE CAPITAL, INC.** as of December 31, 2007 and 2006, and the related statements of operations, changes in equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pointe Capital, Inc. as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
February 26, 2008

572 South Salina Street • Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

POINTE CAPITAL, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2007 AND 2006

ASSETS

	2007	2006
Cash	$ 540,214	$ 388,425
Marketable Securities	39,299	774
Receivables – Clearing Agent	1,061,393	525,463
Receivables - Other	90,752	75,935
Prepaid Expenses and Deposits	38,250	57,635
Property and Equipment – Net	34,311	21,947
Goodwill	1,760,747	2,120,070
Advances to Affiliates	1,527,797	395,876
TOTAL ASSETS	$ 5,092,763	$ 3,586,125

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
LIABILITIES		
Accounts Payable	$ 14,770	$ 25,786
Accrued Expenses	128,403	85,514
Commissions Payable to Brokers	1,154,898	619,439
Liability – Clearance Account	36,395	-
TOTAL LIABILITIES	1,334,466	730,739
STOCKHOLDERS' EQUITY		
Common Stock - $.01 Par Value – 200,000 Shares Authorized, 100 Shares Issued and Outstanding	1	1
Additional Paid In Capital	4,040,503	3,149,826
Retained Earnings (Deficit)	(282,207)	(294,441)
TOTAL STOCKHOLDERS' EQUITY	3,758,297	2,855,386
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 5,092,763	$ 3,586,125

The Notes to Financial Statements are an integral part of this statement.

POINTE CAPITAL, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUES		
Commission and Transaction Income	$ 21,199,410	$ 12,309,214
Interest Income	397,473	390,487
Other Income	96,517	18,593
TOTAL REVENUES	21,693,400	12,718,294
EXPENSES		
Advertising Expense	15,653	27,371
Clearing Charges and Quote Fees	702,702	617,549
Depreciation	7,738	3,888
Impairment Loss	1,250,000	600,000
Insurance Expense	251,265	162,473
Miscellaneous Expense	28,364	15,813
Office Supplies and Expense	96,111	95,168
Payroll and Commission Expense	19,056,485	11,099,155
Professional Fees	34,318	17,554
Registration Fees	76,297	75,273
Rent	94,457	92,704
Travel and Entertainment	14,515	17,104
Utilities and Telephone	53,261	50,207
TOTAL EXPENSES	21,681,166	12,874,259
NET INCOME (LOSS)	$ 12,234	$(155,965)

The Notes to Financial Statements are an integral part of this statement.

POINTE CAPITAL, INC.

STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock	Additional Paid-in-Capital	Retained Earnings (Deficit)	Members' Equity	Total Equity
Balance – January 1, 2006	$ -	$ -	$ -	$ 1,311,351	$ 1,311,351
Conversion to Corporation	1	1,449,826	-	(1,449,827)	-
Capital Contributions	-	1,700,000	-	-	1,700,000
Net Income (Loss)	-	-	(294,441)	138,476	(155,965)
Balance – December 31, 2006	1	3,149,826	(294,441)	-	2,855,386
Capital Contributions	-	890,677	-	-	890,677
Net Income	-	-	12,234	-	12,234
Balance – December 31, 2007	$ 1	$ 4,040,503	$(282,207)	$ -	$ 3,758,297

The Notes to Financial Statements are an integral part of this statement.

POINTE CAPITAL, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:		
Cash Flows From Operating Activities:		
Net Income (Loss)	$ 12,234	$(155,965)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:		
Depreciation	7,738	3,888
Impairment Loss	1,250,000	600,000
Changes in Operating Assets and Liabilities:		
Marketable Securities	(38,525)	(774)
Receivables – Clearing Agent	(535,930)	(248,934)
Receivables - Other	(14,817)	(69,935)
Prepaid Expenses and Deposits	19,385	12,188
Accounts Payable	(11,016)	(15,130)
Accrued Expenses	42,889	73,632
Commissions Payable to Brokers	535,459	239,681
Liability – Clearance Account	36,395	-
Net Cash Provided by Operating Activities	1,303,812	438,651
Cash Flows From Investing Activities:		
Purchase of Property and Equipment	(20,102)	(1,994)
Purchase of Goodwill	-	(75,000)
Net Cash Used in Investing Activities	(20,102)	(76,994)
Cash Flows From Financing Activities:		
Affiliate Advances	(1,131,921)	(418,866)
Net Increase (Decrease) in Cash and Cash Equivalents	151,789	(57,209)
Cash – Beginning of Year	388,425	445,634
Cash – End of Year	$ 540,214	$ 388,425

Non Cash Investing and Financing Activities – During 2007 and 2006, the Company's shareholders contributed purchased goodwill related to acquired businesses in the amount of $890,677 and $1,700,000, respectively.

The Notes to Financial Statements are an integral part of this statement.

POINTE CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 – COMPANY STRUCTURE

On March 24, 2006 the Company converted from a Delaware limited liability company (Pointe Capital, LLC) to a Delaware corporation (Pointe Capital, Inc.). Ownership and operations continued as the same. Accordingly, the Company's financial statements reflect the financial condition, operations, and cash flows of Pointe Capital, LLC through March 24, 2006, and Pointe Capital, Inc. thereafter.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Operations and Concentration of Credit Risk – Pointe Capital, Inc., is engaged in the securities and investment brokerage business. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company monitors its cash balances which at times exceed FDIC insurance coverages.

Accounting Method – The Company's financial statements are prepared using the accrual basis as specified in the AICPA's Audit and Accounting Guide – "Audits of Brokers and Dealers in Securities." Transactions in securities are recorded on a trade date basis for financial statement and tax purposes.

Customer Accounts – Fully Disclosed Basis – The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 and does not carry customer accounts or clear customer transactions. Accordingly, all customer transactions are executed and cleared on behalf of the Company by Legent Clearing (Legent), National Financial Services, LLC (NFS), and Penson Financial Services, Inc. (Penson) on a fully disclosed basis. The Company's agreement with Legent, NFS, and Penson provides that as clearing broker, Legent, NFS, and Penson will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securites Exchange Act of 1934, as amended, and will perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to Legent, NFS, and Penson. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from those estimates.

Marketable Securities – Marketable securities are valued at fair market value. The resulting difference between cost and market is included in income as an unrealized investment gain or loss.

Receivables – Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. At December 31, 2007 and 2006, no allowance was deemed necessary by management.

Property and Equipment – Purchases of property and equipment are recorded at cost. Depreciation is provided on the straight-line and accelerated methods, which are considered adequate for the recovery of the assets over their estimated useful lives. Depreciation expense totaled $7,738 and $3,888 for the years ended December 31, 2007 and 2006, respectively.

Property and Equipment primarily consists of equipment, furniture, and fixtures. Balances as of December 31 are as follows:

	2007	2006
Property and Equipment -- At Cost	$ 47,231	$ 27,129
Less: Accumulated Depreciation	12,920	5,182
	$ 34,311	$ 21,947

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes – The Company was a limited liability company through March 24, 2006. Accordingly, no provision for income taxes was necessary during this time period, as the profits and losses of the Company are reported by the members of the Company. The Company converted to a corporation on March 24, 2006. Accordingly, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the timing differences between recognizing income and expense for tax and financial statement purposes, primarily for amortization. As of December 31, 2007 and 2006, the Company has an income tax benefit primarily related to net operating loss carryovers, and goodwill amortization. This income tax benefit is offset by a corresponding valuation allowance. Accordingly, the Company has no income tax provision for the years ended December 31, 2007 or 2006.

Cash and Cash Equivalents – For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Goodwill – The Company has recorded Goodwill for various business acquisitions, for the excess of the cost of an acquisition price over the fair value of acquired net assets. Subsequently, goodwill is written down only when, and if, impairment is identified and measured, based on future events and conditions. During 2006 and 2007, the Company acquired goodwill as more fully disclosed in Note 6. The Company recognized impairment losses of $1,250,000 and $600,000 for the years ended December 31, 2007 and 2006, respectively.

Advertising – The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $15,653 and $27,371 in 2007 and 2006, respectively.

Reclassifications – Certain 2006 amounts have been reclassified to conform to the presentation used in 2007.

NOTE 3 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum level of net capital of $88,964 and $50,000 at December 31, 2007 and 2006, respectively, as defined under such provisions. Additionally, the Company is required to maintain a net capital ratio (a ratio of aggregate indebtedness to net capital) of not more than 15 to 1. The Company had net capital of $300,259 and $183,424 as of December 31, 2007 and 2006, respectively. The Company's net capital ratio was approximately 4.44 to 1 and 3.98 to 1 at December 31, 2007 and 2006, respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has a $1,527,797 and $395,876 receivable from affiliates at December 31, 2007 and 2006, respectively, which is interest free and due upon demand.

NOTE 5 – LEASE COMMITMENTS

The Company has a lease agreement for its Boca Raton, Florida office. The lease currently requires a monthly base rent of $5,379, plus a pro rata share of the building's real estate taxes and operating expenses. Lease payments escalate annually thru the expiration date of May 31, 2013. Rent expense totaled $94,457 and $92,704 for the years ended December 31, 2007 and 2006, respectively.

NOTE 6 – BUSINESS ACQUISITIONS

The Company acquired certain assets of Salomon Grey Financial Group, Inc. (Salomon) as of February 7, 2006. The acquired assets consist of Salomon's rights under any and all independent contractor agreements with Salomon's registered representatives and the transferred accounts of its customers. The Company's cost for said acquired assets totaled $275,000. The total acquisition price has been recorded as goodwill, net of an impairment loss of $100,000 at December 31, 2007 and 2006.

The Company acquired certain assets of Great Eastern Securities, Inc. (Great Eastern) as of November 10, 2006. The acquired assets consist of Great Eastern's rights under any and all independent contractor agreements with Great Eastern's registered representatives and the transferred accounts of its customers. The Company's cost for said acquired assets totaled $1,500,000. The total acquisition price has been recorded as goodwill, net of an impairment loss of $1,500,000 and $500,000 as of December 31, 2007 and 2006, respectively.

The Company acquired certain assets of Sterling Financial Investment Group, Inc. and Sterling Financial Group of Companies, Inc. (Sterling), as of May 26, 2005. The acquired assets consist of Sterling's rights under any and all independent contractor agreements with Sterling's registered representatives and the transferred accounts of its customers. The Company's cost for said acquired assets totaled $1,835,747 and $945,070 as of December 31, 2007 and 2006, respectively. The total acquisition price has been recorded as goodwill, net of an impairment loss of $250,000 as of December 31, 2007.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

In the normal course of business, customer complaints may arise. Some of these complaints may lead to civil actions. The Company maintains errors and omissions insurance to reduce the risk associated with customer claims. At this time the Company is not currently aware of any pending litigation that would have a material effect on the financial position of the firm. The Company has not established a reserve at this time.

Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Members
Pointe Capital, Inc.

We have audited the accompanying financial statements of **POINTE CAPITAL, INC.** as of and for the years ended December 31, 2007 and 2006, and have issued our report thereon dated February 26, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
February 26, 2008

572 South Salina Street • Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

POINTE CAPITAL, INC.

COMPUTATIONS OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL UNDER RULE 15c3-1
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
AGGREGATE INDEBTEDNESS		
Accounts Payable	$ 14,770	$ 25,786
Accrued Expenses	128,403	85,514
Commissions Payable to Brokers	1,154,898	619,439
Liability – Clearance Account	36,395	-
TOTAL AGGREGATE INDEBTEDNESS	$ 1,334,466	$ 730,739
NET CAPITAL		
Total Stockholders' Equity	$ 3,758,297	$ 2,855,386
DEDUCTIONS		
Petty Cash	100	100
Receivables	90,752	75,935
Prepaid Expenses and Deposits	38,250	57,635
Property and Equipment – Net	34,311	21,947
Goodwill	1,760,747	2,120,070
Advances to Affiliates	1,527,797	395,876
Haircut on Securities	6,081	399
TOTAL DEDUCTIONS	3,458,038	2,671,962
NET CAPITAL	300,259	183,424
REQUIRED NET CAPITAL	88,964	50,000
CAPITAL IN EXCESS OF REQUIREMENT	$ 211,295	$ 133,424
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	4.44 to 1	3.98 to 1

See Independent Auditors' Report on Supplemental Information

POINTE CAPITAL, INC.

RECONCILATIONS OF NET CAPITAL TO FORM X-17a-5
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
NET CAPITAL REPORTED ON DECEMBER FORM X-17a-5	$ 306,464	$ 166,666
ADJUSTMENTS ARISING FROM AUDIT ADJUSTMENTS WHICH AFFECT NET CAPITAL – FORM X-17a-5:		
Cash Adjustment	5,919	-
Adjustment of Accounts Payable and Accrued Expenses	(12,062)	7,413
Other Miscellaneous Adjustments	(62)	6,158
Fidelity Bond Deduction Adjustment	-	3,187
TOTAL ADJUSTMENTS AFFECTING NET CAPITAL	(6,205)	16,758
NET CAPITAL AS ADJUSTED	$ 300,259	$ 183,424

END

See Independent Auditors' Report on Supplemental Information